SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Salaried 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

This manually signed Form 11-K consists of 15 pages.
The exhibit index appears on page 14.

MASCO CORPORATION SALARIED 401(k) PLAN

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	2
Financial Statements:	
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	4
Notes to Financial Statements	5-9
Supplemental Schedule:	
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	10-11
Signature	12

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Corporation Salaried 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation Salaried 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2004

MASCO CORPORATION SALARIED 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

ASSETS	2003	2002
Investments, at fair value:		
Mutual funds	$222,474,727	$179,681,770
Company stock fund	4,033,394	2,547,417
Participant loans receivable	4,882,106	4,488,122
Total investments	231,390,227	186,717,309
Receivables:		
Employer contributions	1,228,664	1,105,568
Participant contributions	325,245	359,560
Total receivables	1,553,909	1,465,128
NET ASSETS AVAILABLE FOR BENEFITS	$232,944,136	$188,182,437

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION SALARIED 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2003

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 39,999,000
Interest and dividend income	3,242,386
Total investment activity	43,241,386
Participant contributions	24,773,447
Employer contributions	5,339,298
Total additions	73,354,131
Deductions:	
Benefit payments	17,326,710
Other, net	16,543
Net transfers out of Plan (Note A)	11,249,179
Total deductions	28,592,432
Net increase	44,761,699
Net assets available for benefits:	
Beginning of year	188,182,437
End of year	$232,944,136

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION SALARIED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Corporation ("Company") Salaried 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 21 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund, and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

A. **Description of Plan,** concluded:

7. *Forfeited Employer Contributions.* At December 31, 2003, forfeited nonvested employer contributions totaled $491,058 and will be used to reduce future employer contributions and plan fees.

Effective January 1, 2003, Chatsworth Bathrooms, Inc. was added as a currently participating employer. As a result of this event, no net assets were transferred into the Plan.

Effective January 25, 2003, PowerShot Tool Company, Inc. was added as a currently participating employer. Effective December 31, 2003, PowerShot Tool Company, Inc. was deleted as a currently participating employer and added as a formerly participating employer. PowerShot Tool Company, Inc. merged with and into Arrow Fastener Company, Inc., which adopted this Plan effective January 1, 2004.

Effective June 30, 2003, the display business of Masco Support Services, Inc. was sold. Net assets were distributed to participants pursuant to the terms of the Plan.

Effective September 30, 2003, Baldwin Hardware Corporation and Weiser Lock Corporation were sold, removed as currently participating employers and added as formerly participating employers. As a result of this event, account balances of all inactive participants terminated prior to the date of sale will be retained by the Plan and distributed pursuant to the terms of the Plan. As a result of this event, net assets of $8,973,113, representing the account balances of all (a) active participants; and (b) participants who have terminated since the date of the sale and have not yet been paid, were transferred from the Plan in December 2003.

Effective September 30, 2003, The Marvel Group, Inc. was sold, removed as a currently participating employer and added as a formerly participating employer. As a result of this event, net assets of $2,310,660 were transferred from the Plan in November 2003.

Effective October 31, 2003, the INVESCO Select Income Fund merged into the AIM Income Fund.

Effective December 31, 2003, LaGard, Inc. was removed as a currently participating employer and added as a formerly participating employer. On and after such date, LaGard, Inc. participants will continue participating in the Plan as Computerized Security Systems, Inc. participants.

During 2003, several transfers were executed within the Masco Corporation Hourly and Salaried 401(k) Plans and the Masco Contractor Services, Inc. Salaried 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $34,594.

B. **Accounting Policies:**

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2003 and 2002.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2003 and 2002.

	2003	2002
Fidelity Fund, 975,778 and 1,028,763 shares, respectively	$27,399,850	$22,900,257
Fidelity Magellan Fund, 630,911 and 647,206 shares, respectively	$61,665,210	$51,103,370
Fidelity Low-Priced Stock Fund, 488,918 and 410,902 shares, respectively	$17,102,365	$10,342,392
Fidelity Retirement Government Money Market Portfolio, 29,274,256 and 28,409,702 shares, respectively	$29,274,256	$28,409,702
Fidelity Independence Fund, 710,440 and 723,689 shares, respectively	$11,409,668	$ 9,458,614
Fidelity Intermediate Bond Fund, 1,465,874 and 1,542,749 shares, respectively	$15,626,217	$16,553,702

During 2003, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated in value by $39,999,000 as follows:

Mutual Funds	$39,019,206
Masco Corporation Company Stock Fund	979,794
	$39,999,000

D. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Corporation Salaried 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

F. **Subsequent Event:**

Effective January 1, 2004, Arrow Fastener Company, Inc. was added as a currently participating employer. No net assets transferred into the Plan as a result of this event.

Effective May 1, 2004, the Credit Suisse Emerging Growth Fund changed its name to the Credit Suisse Mid-Cap Growth Fund.

MASCO CORPORATION SALARIED 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Founders Asset Management, Inc.	Dreyfus Founders Growth Fund 438,240 shares	$ 4,307,897
*	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund 673,488 shares	9,927,206
*	AIM Capital Management, Inc.	AIM Income Fund 240,265 shares	1,607,370
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust 144,906 shares	2,172,149
*	Credit Suisse Asset Management	Credit Suisse Emerging Growth Fund 115,047 shares	3,152,283
		Credit Suisse International Focus Fund 85,612 shares	906,635
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 975,778 shares	27,399,850
		Fidelity Magellan Fund 630,911 shares	61,665,210
		Fidelity Intermediate Bond Fund 1,465,874 shares	15,626,217
		Fidelity Independence Fund 710,440 shares	11,409,668
		Fidelity Overseas Fund 252,982 shares	7,951,238
		Fidelity Low-Priced Stock Fund 488,918 shares	17,102,365
		Fidelity Equity Income II Fund 423,531 shares	9,648,045

MASCO CORPORATION SALARIED 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2003

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Retirement Government Money Market Portfolio 29,274,256 shares	29,274,256
		Spartan® U.S. Equity Index Fund 246,701 shares	9,722,488
		Fidelity Freedom Income Fund® 49,170 shares	545,294
		Fidelity Freedom 2000 Fund® 39,231 shares	462,147
		Fidelity Freedom 2010 Fund® 213,525 shares	2,780,096
		Fidelity Freedom 2020 Fund® 249,962 shares	3,254,505
		Fidelity Freedom 2030 Fund® 274,889 shares	3,559,808
		Masco Corporation Company Stock Fund 438,412 shares	4,033,394
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.0% - 11.0%	4,882,106
			$ 231,390,227

* These investments are with a party-in-interest.

MASCO CORPORATION SALARIED 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Salaried 401(k) Plan

By: Masco Corporation, Plan Administrator of the
Masco Corporation Salaried 401(k) Plan

Date: June 24, 2004 By: [signature]

Timothy Wadhams
Senior Vice President and Chief Financial Officer
Authorized Signatory

MASCO CORPORATION SALARIED 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 24, 2004 relating to the financial statements of Masco Corporation Salaried 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2004